Stradley Ronon Stevens & Young, LLP 2000 K Street, N.W. Suite 700 Washington, DC 20006-1871 Telephone 202.822.9611 Fax 202.822.0140 www.stradley.com

Michael W. Mundt
Admitted only in Virginia
Practice Limited to Federal Securities Law Matters
(202) 419-8403
mmundt@stradley.com

July 29, 2024

Filed via EDGAR
Mr. Asen Parachkevov
Mr. Timothy A. Worthington
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

Subject:	Grayscale Funds Trust (the “Registrant” or “Trust”)
(File Nos. 333-271770; 811-23876)

Dear Messrs. Parachkevov and Worthington:

On behalf of the Registrant, below are the Registrant’s responses to the comments you provided to J. Stephen Feinour, Jr. of Stradley Ronon Stevens & Young, LLP with regard to Pre-Effective Amendment Nos. 5/5 (“PEA 5”) to the Registrant’s registration statement on Form N-1A (the “Registration Statement”), filed with the U.S. Securities and Exchange Commission (“SEC”) on May 1, 2024 under the Investment Company Act of 1940, as amended (the “1940 Act”), and the Securities Act of 1933, as amended (the “Securities Act”).  The Registration Statement relates to the registration of the Grayscale Privacy ETF (the “Fund”). Below we have provided your comments (in bold) and the Registrant’s response to each comment. Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Registration Statement.

Principal Investment Strategy

1.
Comment: Given that the Fund will invest in companies focused on blockchain-based technology, please retain the disclosure indicating that the Fund will not invest directly or indirectly in digital assets.  If the Fund will invest indirectly, please clarify to what extent it will do so.

Response: The Registrant notes that the Fund may be invested in issuers that have exposure to digital assets.  However, the Fund does not currently intend on investing directly in digital assets or indirectly in digital assets through the use of digital asset derivatives. The Registrant has revised the section of the Fund’s Prospectus titled “Principal Investment Strategy” as follows in response to the Staff’s comment:

“The Fund will not invest in digital assets directly or through the use of derivatives. The Fund also will not invest in initial coin offerings. The Fund may, however, have indirect exposure to digital assets by virtue of its investments in companies that use one or more digital assets as part of their business activities or that hold digital assets as proprietary investments.”

Mr. Asen Parachkevov
Mr. Timothy A. Worthington
U.S. Securities and Exchange Commission
July 29, 2024

2.
Comment:  The disclosure states that “Under normal circumstances, the Fund will invest at least 80% of its net assets (including investment borrowings) in the securities of the constituents that comprise the Index.” Please clarify the language “securities of the constituents” to make it clear that it would be “securities of the Index” or “constituents of the Index.”

Response: The Registrant has revised the section of the Fund’s Prospectus titled “Principal Investment Strategy” as follows in response to the comment:

“Under normal circumstances, the Fund will invest at least 80% of its net assets (including investment borrowings) in ~~the securities of~~ the constituents that comprise the Index and in other instruments that have economic characteristics and provide investment exposure similar to the components of the Index. Other instruments that have economic characteristics and provide investment exposure similar to the component securities of the Index include depositary receipts (such as American Depositary Receipts (“ADRs”) and Global Depositary Receipts (“GDRs”)). The Fund invests in equity securities (e.g., common stock) and depositary receipts of companies included in the Index.”

3.
Comment:  The disclosure states that the Index will track the performance of companies in “developed and emerging markets...” Does a company’s classification as a “developed market” company or an “emerging market” company impact its inclusion in the Index? If so, please disclose that and explain if and how the Index Provider classifies companies for purposes of this distinction.

Response: In order to be included in the Index by the Index Provider, a company must be classified as a developed or emerging market company as determined by the Index Provider.

The Registrant has revised the section of the Fund’s statutory Prospectus titled “Additional Information About the Index” as follows in response to the comment:

“The Index Provider uses a rules-based framework to classify a country as developed, emerging or frontier by evaluating the economic, financial and institutional characteristics of a country.  Economic factors include Gross National Income per capita and the Human Development Index. Financial characteristics consider aggregate market capitalization of a country by considering all of the primary listings of domestic stock exchanges.  Institutional characteristics measure the liquidity of a country considering all the primary listings of domestic stock exchanges.”

4.
Comment:  The disclosure states that “The Index is designed and maintained by Indxx (the “Index Provider”) to track the performance of companies in developed and emerging markets that are involved in providing data security and protection, data privacy, cybersecurity products and services including blockchain-based technology solutions, artificial intelligence “AI”, and edge computing solutions.” Please revise this disclosure to clarify that these services tie into the overall data privacy theme as you have done with the other sub-themes.

Mr. Asen Parachkevov
Mr. Timothy A. Worthington
U.S. Securities and Exchange Commission
July 29, 2024

Response: The Registrant has revised the section of the Fund’s Prospectus titled “Principal Investment Strategy” to add the following disclosure and as shown below in response to Comment #6:

“Below is a more detailed summary of the four sub-themes of the Data Privacy theme:”

5.
Comment:  For clarity and to better contrast the three “core” sub-themes referenced, please consider whether the term “core” should be replaced with a term like “primary,” or whether the term “primary” should be added to the description of the core themes.

Response:  The Registrant believes that it may introduce confusion with the current usage of primary and secondary for scoring of Pure Play companies (Pure Play companies that have an exposure score equal to or greater than 8 are considered “Primary” and Pure Play companies that have an exposure score less than 8 are considered “Secondary”) if the Registrant were to replace the “core” terminology in describing the sub-themes.  That being said, the Registrant has revised the description of the “core” sub-themes by adding the word “primary” as shown in response to Comment #6 below:

6.
Comment:  We note the first use of the term/concept “overall Data Privacy theme” in the middle of the first paragraph.  Please clarify that the four segments discussed in the paragraph (Data Privacy Solution Providers, Cyber Service Providers, Blockchain-Based Privacy Solutions and Network and Communication Security Providers) constitute the “overall Data Privacy theme.”

Response: The Registrant has revised the section of the Fund’s Prospectus titled “Principal Investment Strategy” as follows in response to the comment:

“The Index is constructed by the Index Provider pursuant to its proprietary methodology, which seeks to construct a portfolio of constituents across three core primary sub-themes (Data Privacy Solution Providers, Cyber Service Providers and Blockchain-Based Privacy Solutions) (the “Core Data Privacy Segment”) and one secondary sub-theme (Network and Communication Security Providers), which constitute ~~of~~ the overall Data Privacy theme.”

7.
Comment:  Please revise the ordering in the discussion of the three core sub-themes and the secondary sub-theme so that the three core sub-themes and corresponding bullet points are discussed/grouped together, followed by discussion of the secondary sub-theme.

Response:  The Registrant has revised the section of the Fund’s Prospectus titled “Principal Investment Strategy” to re-order the discussion of the sub-themes and add sub-headings for “Core Data Privacy Segment” and “Secondary Sub-Theme” above the corresponding bullet points.

8.	Comment: Please include a plain English description/definition of what is meant by the term ‘zero trust’ security.

Response: The Registrant has revised the section of the Fund’s Prospectus titled “Principal Investment Strategy” as follows in response to the comment:

“Data Privacy Solution Providers: Companies that provide solutions to individuals or businesses for data protection, secure data storage, prevention of web and advertising tracking, identity and access management and data security. It also includes companies that are working on providing ‘zero trust’ security, encryption-based solutions. Zero Trust security is a data privacy concept that assumes no user, system, or network (whether inside or outside of an organization’s network) can be trusted – by default. Instead, it calls for constant verification of every user and device attempting to access resources, regardless of their location. Zero Trust security enhances privacy by reducing the risk of data breaches and improving the organization's overall security and privacy infrastructure.”

Mr. Asen Parachkevov
Mr. Timothy A. Worthington
U.S. Securities and Exchange Commission
July 29, 2024

9.	Comment: Please include a plain English description/definition of what is meant by the term “edge computing.”

Response: The Registrant has revised the section of the Fund’s Prospectus titled “Principal Investment Strategy” as follows in response to the comment:

“Cyber Service Providers: Companies that provide solutions for enhancing web security and providing protection against cyber-attacks, including those utilizing A.I. and edge computing in their product offerings. It also includes companies that provide consulting services in the cyber threats and data security domains to various organizations. Edge computing is a technology approach where data processing and storage occur closer to the data source or the end user, rather than relying solely on a centralized cloud server. This is done to improve response times and save bandwidth. In other words, data is processed near its source, reducing the time it takes for data to travel. By handling tasks locally, edge computing reduces the load on central servers and the internet, leading to faster and more efficient data processing.”

10.
Comment:  The disclosure states that “The Index is comprised of constituents that have business operations that are related to the overall Data Privacy theme, as defined by the four sub-themes, and derive substantial portions of their revenue (i.e., greater than 50%) from one or multiple of the sub-themes.”  Please consider deleting this statement. The disclosure that appears below it, which addresses eligibility for inclusion in the index followed by the securities selection process, is more clear without the statement, particularly as business operations are a consideration in the scoring system only after a security meets the pure play threshold.

Response: In response to the comment, the Registrant has deleted the above referenced disclosure as requested.

11.
Comment:  The disclosure states “Companies eligible for inclusion in the Index must be publicly listed on a U.S., non-U.S. developed market or emerging market stock exchange…”  Please consider revising this disclosure to more broadly refer to developed markets including the U.S.

Response: The Registrant has revised the section of the Fund’s Prospectus titled “Principal Investment Strategy” to include the following bullet point.

“Their listing either in a developed (including the U.S.) or emerging market based on the Index Provider’s country classification system, in the form of common stock or depositary receipt (American or global).”

12.	Comment: Please consider arranging the disclosure regarding the Index Provider’s security selection process similar to how it is done in the statutory prospectus (i.e., with bullet points).

Response: The Registrant has revised the disclosure as requested.

Mr. Asen Parachkevov
Mr. Timothy A. Worthington
U.S. Securities and Exchange Commission
July 29, 2024

13.
Comment:  In the discussion of the Index Provider’s security selection process, please include disclosure about the characteristics and qualities that go into the determination about the level of business operations (see, e.g., your response to Comment 41 in your responses to our comments on Pre-Effective Amendment Nos. 4/4).

Response: The Registrant has revised the section of the Fund’s Prospectus titled “Principal Investment Strategy” to add the following disclosure in response to the comment:

“Business exposure to a sub-theme is a binary evaluation of the business segments that a company is engaged in (i.e., either the business segment is or is not in a particular sub-theme), with no measurement to the level of involvement in a particular sub-theme for purposes of the exposure score. Publicly available resources, documents and data, primarily annual reports, of eligible companies are reviewed to identify the products, solutions, and/or services that such companies are engaged in and to determine whether they can be classified under the Core Data Privacy Segment. Upon such evaluation, revenue may be an indicator of active participation in a particular sub-theme, but amount of revenue is not considered for purposes of assigning an exposure score.”

14.
Comment:  The disclosure states that “After the revenue-based scoring, companies are then scored based on their business commitments to data privacy, measured by their adherence and alignment to global data privacy regulations such as the General Data Protection Regulation (“GDPR”) and, California Consumer Privacy Act (“CCPA”) and others.” Please consider whether the use of the term “global” is appropriate in this context since the two cited examples have limited geographic scope.

Response: The Registrant has revised the disclosure in the section of the Fund’s Prospectus titled “Principal Investment Strategy” to replace the referenced paragraph with the following:

“The mission/vision/business commitment of the company: whether or not (i) the company has a publicly stated mission, vision, or business commitment towards compliance regarding data privacy regulations, such as General Data Protection Regulation (“GDPR”) and California Consumer Privacy Act (“CCPA”); and (ii) the company is engaged in helping its clients meet compliance with data privacy regulations. Companies that do either of the foregoing receive a score of 1 and companies that do neither receive a score of 0.”

15.	Comment: With respect to the disclosure cited in Comment 14 above, please delete the phrase “and others” since the sentence provides a non-exclusive list of two examples.

Response: The Registrant has revised the disclosure in response to the Staff’s comment as shown in the response to Comment #14 above.

16.
Comment:  The disclosure states that “Pure Play companies that have an exposure score equal to or greater than 8 are classified as ‘Primary’ securities and companies that have an exposure score less than 8 are classified as ‘Secondary’ securities.” Please add detail about what this distinction means for purposes of Index construction.  We note there is more granular detail provided later regarding the thirty highest ranked securities based on Primary exposure scores.

Response: As noted in the response to Comment #12, the Registrant has revised the disclosure as requested.

Mr. Asen Parachkevov
Mr. Timothy A. Worthington
U.S. Securities and Exchange Commission
July 29, 2024

17.
Comment:  In the discussion of a representative sampling strategy, consider whether the following example is appropriate given that the Index is comprised of thirty securities: “(e.g., where the Index contains component securities too numerous to efficiently purchase or sell).”

Response: The Registrant has deleted the referenced parenthetical example.

18.
Comment:  The disclosure states that “The Fund may invest in securities that have economic characteristics that are similar to the component securities of the Index.” Please disclose with more specificity if this disclosure refers to a principal investment of the Fund.

Response: As noted in the response to Comment #2, the Registrant has revised the disclosure as requested.

Concentration Policy

19.
Comment:  The disclosure states that “As of March 31, 2024, the Index had approximately 26 constituents and significant exposure to the information technology sector.” Please confirm supplementally that these are all the primary investments as defined by the Index methodology.

Response: The Registrant has revised the disclosure in the section of the Fund’s Prospectus titled “Principal Investment Strategy” as follows:

“As of ~~March~~ May 31, 2024, the Index had approximately 26 constituents and significant exposure to the information technology sector.”

The Registrant confirms that all of these companies are considered “Pure Play” companies, although some may be considered within the Core Data Privacy Segment and others within the secondary sub-theme, Network and Communication Security Providers.

Principal Investment Risks

20.	Comment: Please consider whether some portion of “Blockchain Technology Risk” should be retained given the Fund’s exposure to blockchain-based technology companies.

Response:  The Registrant has updated the section of the Fund’s Prospectus titled “Principal Investment Risks” to include the risk factor titled “Blockchain Technology Risk,” as modified in response to this comment.

21.
Comment:  We note the inclusion of an “Equity Market Risk.” Please clarify in the “Principal Investment Strategy” section that the Fund invests in equity securities (e.g., common stock) of companies included in the Index.

Response: Please see the response to Comment #2 above.

22.
Comment:  We note the inclusion of a “Depositary Receipt Risk.”  To the extent depositary receipts will be a principal investment for the Fund, please include corresponding investment strategy disclosure.

Response: Please see the response to Comment #2 above.

Mr. Asen Parachkevov
Mr. Timothy A. Worthington
U.S. Securities and Exchange Commission
July 29, 2024

23.
Comment:  We note the inclusion of a “Small- and Mid-Capitalization Investing” risk.  To the extent small-capitalization companies will be a principal investment for the Fund, please include corresponding investment strategy disclosure.

Response: The Registrant has revised the section of the Fund’s Prospectus titled “Principal Investment Strategy” as follows in response to the Staff’s comment:

“The Fund may invest in small, mid- and large capitalization companies.”

24.	Comment: Given the updates to the Index methodology and corresponding investment strategy disclosure, please confirm whether “Transaction in Cash Risk” will still be a principal risk for the Fund.

Response:  The Registrant can confirm that “Transaction in Cash Risk” will remain a principal risk for the Fund in light of the fact that the Fund may invest in foreign securities listed in local markets, including certain markets that are not eligible for in-kind transactions.

Portfolio Management

25.	Comment: Please consider describing the role of Vident Asset Management, LLC as the Fund’s sub-adviser relative to the Adviser’s role as the Fund’s investment adviser.

Response:  The Registrant notes that the disclosure included in the section of the Fund’s Prospectus titled “Sub-Adviser” notes that “Vident is responsible for trading portfolio securities for the Fund, including selecting broker-dealers to execute purchase and sale transactions or in connection with any rebalancing or reconstitution of the Index, subject to the supervision of the Adviser and the Board.”  The Registrant believes that the current disclosure adequately describes the role of the Fund’s sub-adviser.

Additional Information About the Fund

26.
Comment:  The third bullet point under “Selection for Equity Securities” (i.e., step 3) includes the disclosure “(receives a score of 1).”  Please consider deleting this disclosure given that the subsequent sentence covers scoring.

Response:  The Registrant has revised the disclosure as shown below in the section of the Fund’s Prospectus titled “ADDITIONAL INFORMATION ABOUT THE FUND - Additional Information About the Index” in response to the Staff’s comment:

“The mission/vision/business commitment of the company: whether or not (i) the company has a publicly stated mission, vision, or business commitment towards compliance regarding ~~global~~ data privacy regulations, such as GDPR and~~,~~ CCPA~~, and others (receives a score of 1)~~; and (ii) the company is engaged in helping its clients meet compliance with data privacy regulations. Companies that do either of the foregoing receive a score of 1 and companies that do neither receive a score of 0.”

Mr. Asen Parachkevov
Mr. Timothy A. Worthington
U.S. Securities and Exchange Commission
July 29, 2024

Statement of Additional Information – Investment Restrictions

27.
Comment: Several of the Fund’s fundamental investment restrictions include “to the extent permitted under the 1940 Act” language.  Please add supplemental disclosure that provides more information/detail about what is permitted under the 1940 Act related to these fundamental investment policies.

Response:  General Instruction C.1.(c) to Form N-1A states that a fund should avoid excessive detail, technical or legal terminology, and complex language. Therefore, the Trust respectfully declines to revise the disclosure.

Agreement and Declaration of Trust

28.
Comment:  We understand that Delaware law permits a fund to eliminate or alter the fiduciary duties of trustees, shareholders or other persons, and replace them with the standards set forth in the Agreement and Declaration of Trust. Provisions eliminating or altering the fiduciary duties of a fund’s trustees, officers, member of any advisory board, investment adviser(s), depositor or principal underwriter (“fiduciary covered persons”) are inconsistent with federal securities laws and the Commission’s express views on such persons’ fiduciary duties.

Please add a provision to the Agreement and Declaration of Trust to clarify explicitly that, notwithstanding anything to the contrary in the Agreement and Declaration of Trust, nothing in the Agreement and Declaration of Trust modifying, restricting or eliminating the duties or liabilities of trustees covered by the waiver provision(s) in the Agreement and Declaration of Trust modifying shall apply to, or in any way limit, the duties (including state law fiduciary duties of loyalty and care) or liabilities of such persons with respect to matters arising under the federal securities laws.

Response:  The Registrant respectfully acknowledges your comment to the Agreement and Declaration of Trust but notes that Art. X, Section 3(b) entitled “Provisions in Conflict with Law or Regulations” of the Agreement and Declaration of Trust states that “The provisions of this Declaration of Trust are severable, and if the Board of Trustees shall determine, with the advice of counsel, that any of such provisions is in conflict with the 1940 Act, the Code, the DSTA, or with other applicable laws and regulations, the conflicting provision shall be deemed not to have constituted a part of this Declaration of Trust from the time when such provisions became inconsistent with such laws or regulations; provided, however, that such determination shall not affect any of the remaining provisions of this Declaration of Trust or render invalid or improper any action taken or omitted prior to such determination.”

In addition, the existing disclosure notes that “[n]othing contained in this section attempts to disclaim a Trustee’s individual liability in any manner inconsistent with the federal securities laws.”

29.
Comment:  Article VII, Section 4(a) of the Agreement and Declaration of Trust states that “The Shareholder or Shareholders must make a pre-suit demand upon the Board of Trustees to bring the subject action unless an effort to cause the Board of Trustees to bring such an action is not likely to succeed. For purposes of this Section 4, a demand on the Board of Trustees shall only be deemed not likely to succeed and therefore excused if a majority of the Board of Trustees, or a majority of any committee established to consider the merits of such action, is composed of Trustees who are not “independent trustees” (as such term is defined in the DSTA).” Please disclose this provision in an appropriate place in the Registration Statement.

Mr. Asen Parachkevov
Mr. Timothy A. Worthington
U.S. Securities and Exchange Commission
July 29, 2024

Response: The Registrant has added the requested disclosure to the section of the Fund’s SAI titled “DESCRIPTION OF SHARES” in response to the Staff’s comment.

30.
Comment:  Article VII, Section 4(b) of the Agreement and Declaration of Trust states that “Unless a demand is not required under paragraph (a) of this Section 4, Shareholders eligible to bring such derivative action under the DSTA who hold at least 10% of the outstanding Shares of the Trust, or 10% of the outstanding Shares of the Series or Class to which such action relates, shall join in the request for the Board of Trustees to commence such action.”  Please revise this provision to state that it does not apply to claims made or arising under the federal securities laws.  Please also disclose this provision in an appropriate place in the Registration Statement.

Response: The Registrant’s Agreement and Declaration of Trust will be amended to add the following to Article VII in response to the Staff’s comment:

“This Section 4 will not apply to claims brought under the federal securities laws.”

The Registrant has revised the Registration Statement accordingly.

31.
Comment:  Please revise Article VII, Section 4(c) of the Agreement and Declaration of Trust to state that it does not apply to claims made or arising under the federal securities laws.  Please also disclose this provision in an appropriate place in the Registration Statement.

Response:  The Registrant’s Agreement and Declaration of Trust will be amended accordingly with the added provision in response to Comment #30 above.  The Registrant has revised the Registration Statement accordingly.

32.
Comment:  With respect to the jurisdiction provision in Article VII, Section 5 of the Agreement and Declaration of Trust, please revise this provision to state that it does not apply to claims made or arising under the federal securities laws.  Please also disclose this provision in an appropriate place in the Registration Statement.

Response: The Registrant’s Agreement and Declaration of Trust will be amended to add the following to Article VII, Section 5 in response to the Staff’s comment:

“No provision of this Section 5 shall be effective to require a waiver of compliance with any provision of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended or the 1940 Act, or of any valid rule, regulation or order of the Commission thereunder. This Section 5 will not apply to claims brought under the federal securities laws to the extent that any such federal laws, rules or regulations, do not permit such application.”

The Registrant has revised the Registration Statement accordingly.

Mr. Asen Parachkevov
Mr. Timothy A. Worthington
U.S. Securities and Exchange Commission
July 29, 2024

* * * * *

Please do not hesitate to contact me at the above-referenced telephone number or, in my absence, to J. Stephen Feinour, Jr. at (215) 564-8521 or Shawn A. Hendricks at (215) 564-8778 if you have any questions or wish to discuss any of the above responses presented above.

Very truly yours,

/s/ Michael W. Mundt
Michael W. Mundt

cc:	Craig Salm, Grayscale Investments, LLC
Susan Lively, Grayscale Investments, LLC
J. Stephen Feinour, Jr., Stradley Ronon Stevens & Young, LLP
Shawn A. Hendricks, Stradley Ronon Stevens & Young, LLP